UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Termination of Trust Agreement for Acquisition of Treasury Shares

Woori Financial Group Inc.(“Woori Financial Group”) announced on October 24, 2023 that the trust agreement it had entered into on April 24, 2023 to acquire treasury shares has been terminated upon the expiration of the term of the agreement on October 24, 2023.

Total Contract Amount	Before Termination		KRW 100,000,000,000
	After Termination		0
Contract Period (Before Termination)	Effective Date		April 24, 2023
	Termination Date		October 24, 2023

Reason for Termination			Expiration of the term of the agreement

Counterparty Subject to Contract Termination			Korea Investment & Securities Co., Ltd.

Expected Date of Termination			October 24, 2023

Method of Return of Properties upon Termination			Return of cash and treasury shares

Number of Treasury Shares Held Prior to Termination	Acquisition from Profits Available for Dividend	Common Shares (percentage)	8,585,799 (1.13%)
		Other Shares	—
	Other Acquisitions	Common Shares (percentage)	53,945 (0.00%)
		Other Shares	—

Date of Resolution by the Board of Directors			—

Other Matters to Consider Before Making an Investment Decision

•  Pursuant to Article 176-2 of the Enforcement Decree of the Financial Investment Services and Capital Markets Act of Korea, no separate resolution of the board of directors is required as the trust agreement is being terminated upon the expiration of the term of the agreement.

•  The number of treasury shares acquired upon termination of the trust agreement is 8,585,799, which will be returned to the Woori Financial Group’s corporate account and then cancelled.

•  The total number of treasury shares held by Woori Financial Group as of the date of this report prior to the termination of the trust agreement is 8,639,744.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: October 24, 2023	By:	/s/ Sung-Wook Lee
(Signature)

Name: Sung-Wook Lee
Title: Deputy President